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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 7 )*


                             Daw Technologies, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                          Common Stock, $.01 Par Value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    23922010
                                    --------
                                 (CUSIP Number)

                                December 31, 1999
                    -----------------------------------------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

         [ ]        Rule 13d-1(b)
         [ ]        Rule 13d-1(c)
         [ ]        Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).








Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 23922010
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1.       Names of Reporting Persons.
         I.R.S. Identification Nos. of above persons (entities only).
            J. Weston Daw
--------------------------------------------------------------------------------

2.       Check the Appropriate Box if a Member of a Group (See Instructions)

         (a)   [ ]
         (b)   [ ]
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3.       SEC Use Only
                     -----------------------------------------------------------
--------------------------------------------------------------------------------

4.       Citizenship or Place of Organization   United States
                                              ---------------
--------------------------------------------------------------------------------

Number of                  5.       Sole Voting Power              716,099
Shares
Beneficially               6.       Shared Voting Power          1,493,544
Owned by Each
Reporting                  7.       Sole Dispositive Power         716,099
Person With:
                           8.       Shared Dispositive Power     1,493,544
--------------------------------------------------------------------------------

9.   Aggregate Amount Beneficially Owned by Each Reporting Person    2,209,643
                                                                  ------------

10. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

11.  Percent of Class Represented by Amount in Row (11)    17.65%
                                                        ---------

12.  Type of Reporting Person (See Instructions)     IN
                                                     ------

CUSIP No. 23922010
--------------------------------------------------------------------------------

1.       Names of Reporting Persons.
         I.R.S. Identification Nos. of above persons (entities only).
             Beverly S. Daw
--------------------------------------------------------------------------------

2.       Check the Appropriate Box if a Member of a Group (See Instructions)

         (a)
         (b)
--------------------------------------------------------------------------------

3.       SEC Use Only
                     -----------------------------------------------------------
--------------------------------------------------------------------------------

4.       Citizenship or Place of Organization   United States
                                              ---------------
--------------------------------------------------------------------------------

Number of                  5.       Sole Voting Power                 None
Shares
Beneficially               6.       Shared Voting Power          2,209,643
Owned by Each
Reporting                  7.       Sole Dispositive Power            None
Person With:
                           8.       Shared Dispositive Power     2,209,643
--------------------------------------------------------------------------------

9.    Aggregate Amount Beneficially Owned by Each Reporting Person    2,209,643
                                                                   ------------

10. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

11.   Percent of Class Represented by Amount in Row (11)    17.65%
                                                         ---------

12.   Type of Reporting Person (See Instructions)     IN
                                                     ------

CUSIP No. 23922010
--------------------------------------------------------------------------------
Item 1.

         (a)    Name of Issuer: Daw Technologies, Inc. (the "Company")

         (b) Address of Issuer's Principal Executive Offices: 2700 South 900 West, Salt Lake City, Utah 84119

Item 2.

         (a)    Name of Persons  Filing:
                J.  Weston  Daw and  Beverly S. Daw (the "Reporting Persons")

         (b)    Address of Principal Business Office of J. Weston Daw:
                12552 South 125 West, Draper, Utah 84020

                Address of Residence of Beverly S. Daw:
                602 Walnut Brook Drive, Murray, Utah 84107

         (c)    Citizenship: United States

         (d)    Title of Class of Securities:
                Common Stock, $.01 Par Value (the "Common Stock")

         (e)    CUSIP Number: 23922010

Item 3.

         This statement is not filed pursuant to Sections 240.13d-1(b) or 240.13d-2(b) or (c).

Item 4.  Ownership

  (a) Amount Beneficially owned by J. Weston Daw as of 12/31/98:      2,209,643

      Amount Beneficially owned by Beverly S. Daw as of 12/31/98:     2,209,643

  (b) Percent of Class owned by J. Weston Daw as of 12/31/98:         17.65%

      Percent of Class owned by Beverly S. Daw as of 12/31/98:        17.65%

  (c) Number of shares as to which the Reporting Persons have:

             (i) sole power to vote or to direct the vote: As of December 31, 1999, J. Weston Daw had sole power to vote or to direct the vote of 716,099 shares. Beverly S. Daw did not have sole power to vote or direct the vote of any shares.

             (ii) shared power to vote or to direct the vote: As of December 31, 1999, the Reporting Persons shared the power to vote or to direct the vote of 1,493,544 shares jointly held by the Reporting Persons of which 500,000 shares were held by six limited partnerships of which the Reporting Persons were the general partners. In addition, Beverly S. Daw, the spouse of
                    J. Weston Daw, may be deemed to share voting power with respect to the shares held by J. Weston Daw as a result of such relationship.

             (iii) sole power to dispose or to direct the disposition of: As of December 31, 1999, J. Weston Daw had sole power to dispose or to direct the disposition of 716,099 shares. Beverly S. Daw did not have sole power to dispose or direct the disposition of any shares.

             (iv) shared power to dispose or to direct the disposition of: As of December 31, 1999, the Reporting Persons shared the power to dispose or direct the disposition of 1,493,544 shares jointly held by the Reporting Persons of which 500,000 shares were held by six limited partnerships of which the Reporting Persons were general partners. In addition, Beverly S. Daw, the spouse of J. Weston Daw, may be deemed to share dispositive power with respect to the shares held by J. Weston Daw as a result of such relationship.

CUSIP No. 23922010
--------------------------------------------------------------------------------
         The filing of this Amendment No. 7 to Schedule 13G shall not be construed as an admission that the Reporting Persons, for purposes of
         Section 13(d) and 13(g) of the Securities Exchange Act of 1934, are the beneficial owners of all of the securities covered by this Schedule 13G.

Item 5.  Ownership of Five Percent or Less of a Class

         This statement is not being filed to report the fact that as of the date hereof the Reporting Person has ceased to be the beneficial owner of more than five percent of the class of securities.

Item 6.  Ownership of More than Five Percent on Behalf of Another Person

         Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reporting on By the Parent Holding Company

         Not applicable.

Item 8.  Identification and Classification of Members of the Group

         Not applicable.

Item 9.  Notice of Dissolution of Group

         Not applicable.

Item 10.     Certification

         Not applicable.

CUSIP No. 23922010

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



DATED: February 2, 2000               DATED: February 2, 2000




By: /s/ J. Weston Daw                 By: /s/ Beverly S. Daw
---------------------                 ----------------------
    J. Weston Daw                         Beverly S. Daw

CUSIP No. 23922010


                                    EXHIBIT A
                                    ---------


                                    AGREEMENT


     The undersigned agree that this Amendment No. 7 to Schedule 13G of J. Weston Daw and Beverly S. Daw relating to the shares of Common Stock of Daw Technologies, Inc. shall be filed on behalf of each of the undersigned.




By:/s/ J. Weston Daw                   By:/s/ Beverly S. Daw
--------------------                   ---------------------
   J. Weston Daw                          Beverly S. Daw